UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                          SMITH'S FOOD & DRUG CENTERS, INC.
                                   (Name of Issuer)

                        Class B Common Stock, $0.01 par value
                            (Title of Class of Securities)

                                       83238810
                                    (CUSIP Number)

                                 Austin D. Kim, Esq.
                               Transamerica Corporation
                                600 Montgomery Street
                               San Francisco, CA  94111
                                    (415) 983-4000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 3, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

             Check the following box if a fee is being paid with this statement. [] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.








             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





















































           1     Name of Reporting Person         TRANSAMERICA CORPORATION

                 IRS Identification No. of Above Person         94-0932740

           2     Check the Appropriate Box if a Member of a Group  (a) [x]

                                                                   (b)

           3     SEC USE ONLY


           4     Source of Funds                                        WC


           5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


           6     Citizenship or Place of Organization             Delaware


                                     Sole Voting Power             513,000
           NUMBER OF         7
           SHARES
           BENEFICIALLY              Shared Voting Power        1,744,534*
           OWNED BY EACH     8       * See Note to Item 5
           REPORTING
           PERSON WITH
                             9       Sole Dispositive Power        513,000

                             10      Shared Dispositive Power   1,744,534*
                                     * See Note to Item 5

           11      Aggregate Amount Beneficially Owned by Each Reporting
                   Person                                      $1,744,534*
                   * See Note to Item 5


           12      Check Box if the Aggregate Amount in Row 11 Excludes
                   Certain Shares


           13      Percent of Class Represented by Amount in Row 11 16.42%


           14      Type of Reporting Person                             HC











             Transamerica Corporation hereby amends, as set forth below, its Statement on Schedule 13D filed on August 7, 1996 (the "Statement") relating to the Class B Common Stock of Smith's Food & Drug Centers, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

             Item 5.   Interest in Securities of the Issuer

                       The response to Item 5 is amended by replacing the
             first two paragraphs with the following:

                       (a), (b), (c) and (d) As of October 21, 1996,
             Transamerica directly owned, and had sole voting and dispositive power with respect to, 513,000 shares of Class B Common Stock. According to the Issuer's Form 10-Q filed on August 14, 1996, the number of shares of Class B Common Stock outstanding as of July 27, 1996 was 10,622,969. Based on such information, the 513,000 shares of Class B Common Stock directly owned by Transamerica represent approximately 4.83% of the class. See Annex B with respect to transactions by Transamerica in Class B Common Stock, all of which were effected through broker-dealers. None of Transamerica's directors or executive officers beneficially owns any shares of Class B Common Stock.

                       In addition, certain subsidiaries of Transamerica
             that are eligible to file Schedule 13G pursuant to Rule 13d-1 may be deemed to beneficially own an additional 1,231,534 shares (including 1,184,201 shares owned for the benefit of investment advisory clients of one of Transamerica s subsidiaries) of Class B Common Stock. Such shares represent an additional 11.59% of the class.

























                                      Signature

                       After reasonable inquiry and to the best of its
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             October 22, 1996

                                           TRANSAMERICA CORPORATION



                                           By /s/ Richard N. Latzer
                                             ____________________________
                                             Richard N. Latzer
                                             Senior Vice President and
                                             Chief Investment Officer








































                                                                  ANNEX B

                         Transactions in Class B Common Stock

             Transamerica has acquired 45,100 shares of Class B Common Stock in open market transactions since August 6, 1996 at the prices and in the amounts shown below.

                                                  Price Per Share ($)
             Date             No. of Shares       (excluding commissions)

             August 8             5,000                27.3693
             August 12           17,900                27.4464
             August 13            4,200                27.4103
             September 6          5,000                28.25
             October 3           13,000                27.3266




































